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September 12, 2018

Re:                             X Financial (CIK No. 0001725033)

Registration Statement on Form F-1 (File no. 333-227065)

Mr. Michael Clampitt

Office of Financial Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Dear Mr. Clampitt:

On behalf of our client, X Financial (the “Company”), a company incorporated under the laws of the Cayman Islands, we submit to the staff (the “Staff”) of Securities and Exchange Commission (the “Commission”) this letter in connection with the Company’s registration statement on Form F-1 initially filed on August 28, 2018, as amended on September 10, 2018 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing its amendment No. 2 to the Registration Statement (the “Amended Registration Statement”) and certain exhibits via EDGAR with the Commission.

To facilitate your review, we have separately delivered to you four courtesy copies of the Amended Registration Statement, marked to show changes to the Registration Statement, and two copies of the submitted exhibits.

The Company plans to request that the Staff declare the effectiveness of the Registration Statement on September 18, 2018 and file the joint acceleration requests on September 14. As such, we would be grateful if the Staff could respond promptly with additional comments, if any, on the Amended Registration Statement prior to the contemplated public offering and greatly appreciate the Staff’s continuing assistance and support in meeting the timetable.

*                                         *                                         *                                         *

If you have any questions regarding this submission, please contact me at +86-10-8567-5005 (li.he@davispolk.com) and/or Ran Li at +86-10-8567-5013 (ran.li@davispolk.com).

Yours sincerely,

/s/ Li He
Li He

cc:                                Mr. Yue (Justin) Tang, Chief Executive Officer

Mr. Jie (Kevin) Zhang, Chief Financial Officer

X Financial

Ms. Dan Ouyang, Esq.

Mr. Weiheng Chen, Esq.

Mr. Steven V. Bernard, Esq.

Wilson Sonsini Goodrich & Rosati

Deloitte Touche Tohmastu Certified Public Accountants LLP